SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

2008 CORPORATE EVENTS CALENDAR

(updated October 27, 2008)

Company Name	GOL LINHAS AÉREAS INTELIGENTES S.A.
Central Office Address	Rua Gomes de Carvalho, 1629, Vila Olímpia, São Paulo, SP, Brazil, 05457-006
Internet Site	www.voegol.com.br/ir
Director of Investor Relations	Name: Anna Cecília Bettencourt Cochrane E-mail: ri@golnaweb.com.br Telephone: 55 11 3169-6800 Fax: 55 11 3169-6257
Responsible for Investor Relations Area	Name: Fábio André Idoeta E-mail: ri@golnaweb.com.br Telephone: 55 11 3169-6669 Fax: 55 11 3169-6257
Publications (and locality) in which its corporate documents are published	Gazeta Mercantil (São Paulo) Diário Oficial do Estado de São Paulo

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2007
Event	Date
Accessible to Stockholders	02/15/2008
Publication	02/15/2008
Submission to BOVESPA	02/15/2008

Standardized Financial Statement (DFP), as of 12/31/2007
Event	Date
Submission to BOVESPA	02/15/2008

Annual Financial Statement and Consolidated Financial Statement, when applicable, in accordance with international standards, as of 12/31/2007
Event	Date
Submission to BOVESPA	02/15/2008

Cash Payments from net income from the fiscal year ended on 12/31/2007
Event	Event Date	Amount (R$)	Amount per share Common and Preferred	Payment Date
Interest on Capital (JCP)	BDM of 03/16/2007	R$33,607,682	R$0.17	05/04/2007
Dividends	BDM of 03/16/2007	R$40,107,771	R$0.20	05/04/2007
Interest on Capital (JCP)	BDM of 06/14/2007	R$34,792,626	R$0.17	08/03/2007
Dividends	BDM of 06/14/2007	R$41,229,346	R$0.20	08/03/2007
Interest on Capital (JCP)	BDM of 09/25/2007	R$38,094,285	R$0.19	11/05/2007
Dividends	BDM of 09/25/2007	R$38,423,166	R$0.19	11/05/2007
Interest on Capital (JCP)	BDM of 12/11/2007	R$38,097,542	R$0.19	02/01/2008
Dividends	BDM of 12/11/2007	R$38,422,178	R$0.19	02/01/2008
Dividends	BDM of 04/25/2008	R$36,414,106	R$0.18	06/20/2008

Annual Financial Statements – IAN, as of 12/31/2007
Event	Date
Submission to BOVESPA	05/21/2008

Quarterly Financial Statements – ITR
Event	Date
Submission to BOVESPA Referring to 1st quarter 2008 Referring to 2nd quarter 2008 Referring to 3rd quarter 2008	04/30/2008 08/12//2008 11/07/2008

Quarterly Financial Statements in English or in accordance with international standards
Event	Date
Submission to BOVESPA Referring to 1st quarter 2008 Referring to 2nd quarter 2008 Referring to 3rd quarter 2008	04/30/2008 08/12//2008 11/07/2008

Ordinary and Extraordinary Shareholders Meeting
Event: Extraordinary Shareholders Meeting	Date
Publication of the Call Notice and availability of information	02/28/2008 02/29/2008 03/01/2008 03/03/2008
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	02/28/2008
Ordinary Shareholders Meeting	03/17/2008
Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA	03/17/2008
Event: Ordinary and Extraordinary Shareholders Meeting	Date
Publication of the Call Notice and availability of Information	04/09/2008 04/10/2008 04/11/2008
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	04/09/2008
Ordinary Shareholders Meeting	04/24/2008
Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA	04/24/2008
Event: Extraordinary Shareholders Meeting	Date
Publication of the Call Notice and availability of information	06/18/2008 06/19/2008 06/20/2008
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	06/18/2008
Extraordinary Shareholders Meeting	07/04/2008
Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	07/04/2008

Public Meetings with Analysts
Event	Date
GOL DAY - Public Meeting with Analysts and Investors, open to the public	11/11/2008

Conference Call (to discuss quarterly results in US GAAP)
Event	Date
4Q07 and 2007 Results	02/15/2008
1Q08 Results	04/30/2008
2Q08 Results	08/12/2008
3Q08 Results	11/07/2008

Board of Directors Meeting
Event	Date
Board of Directors Meeting – Approval of the Budget for 2008	01/28/2008
Submission of the Minutes of Board of Directors Meeting to BOVESPA	01/28/2008
Event	Date
Board of Directors Meeting Approval of 2007 Financial Statements	02/12/2008
Submission of the Minutes of Board of Directors Meeting to BOVESPA	02/12/2008
Event	Date
Board of Directors Meeting Election of Executive Officers	03/20/2008
Submission of the Minutes of Board of Directors Meeting to BOVESPA	03/20/2008
Event	Date
Board of Directors Meeting - Approval of 1Q08 Financial Results	04/25/2008
Submission of the Minutes of Board of Directors Meeting to BOVESPA	04/28/2008
Event	Date
Board of Directors Meeting – Approval the election of the new Finance Director and Investor Relations Officer, among others.	16/06/2008
Submission of the Minutes of Board of Directors Meeting to BOVESPA	16/06/2008
Event	Date
Board of Directors Meeting	06/23/2008
Submission of the Minutes of Board of Directors Meeting to BOVESPA	06/23/2008
Event	Date
Board of Directors Meeting -Approval of 2Q08 Financial Results	06/08/2008
Submission of the Minutes of Board of Directors Meeting to BOVESPA	06/082/2008
Event	Date
Board of Directors Meeting - Approval of 3Q08 Financial Results	11/03/2008
Submission of the Minutes of Board of Directors Meeting to BOVESPA	11/03/2008
Event	Date
Board of Directors Meeting - Approval of 2009 Budget	12/16/2008
Submission of the Minutes of Board of Directors Meeting to BOVESPA	12/16/2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Anna Cecília Bettencourt Cochrane
Name: Anna Cecília Bettencourt Cochrane Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.